SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – September 2013	1

FINANCIAL HIGHLIGHTS

•	Significant revenue growth acceleration in the quarter allowed the Company to achieve, one quarter ahead, the organic growth target set for the full year 2013:

•	Organic revenue growth improved in the third quarter (+2.1% year-on-year; +0.5% in the second quarter and -1.6% in the first quarter), on the back of strong acceleration in Latin America (+10.9% year-on-year) and sustained improving trends in Europe (+1.7 percentage points compared with the year-on-year change in the second quarter).

•	Revenues in the first nine months amounted to 42,626 million euros, up 0.4% year-on-year in organic terms.

•	Excluding the negative impact of regulation, revenues grew 2.0% year-on-year organically, with growth accelerating in the third quarter to 3.9%.

•	OIBDA stabilisation in the third quarter (-0.3% year-on-year in organic terms):

•	OIBDA improved its year-on-year trend in the third quarter (-0.7% in the second quarter), reflecting revenue growth and the on-going savings and efficiencies derived from the Company’s transformation process.

•	OIBDA up to September amounted to 14,100 million euros, virtually unchanged year-on-year (-0.4% organic). The consolidated OIBDA margin also remained stable year-on-year in the first nine months in organic terms (-0.2 percentage points).

•	Free cash flow totalled 3,401 million euros in January-September (1,949 million euros in the third quarter) and includes spectrum payments of 1,305 million euros (195 million euros in the third quarter).

•	Free cash flow per share in the first nine months reached 0.75 euros per share. The Company paid 0.35 euros per share dividend to be charged to unrestricted reserves, on November 6th.

•	The Company met, one quarter ahead of schedule, the net debt target established for 2013 (net debt below 47,000 million euros):

•	Net debt amounted to 46,101 million euros and the leverage ratio stood at 2.30 times in September.

•	Including post-closing events (disposal of Czech Republic, T. Ireland and Inversis) and excluding Undated Deeply Subordinated Securities issued in the third quarter to finance the E-Plus transaction,net debt stood at 44,634 million euros, implying a net debt reduction of 13,676 million euros since this strategic target was set in June 2012.

•	The Company reiterates its financial and operating targets, and the dividends set for 2013.

•	Progressive stabilisation continued in our key markets:

•	Gradual business recovery in Spain: revenues continued to stabilise their year-on-year trend and total revenues (fixed + mobile), excluding handset sales and the impact of regulation, fell 8.8% year-on-year in the third quarter (-9.6% in the second quarter and -10.5% in the first quarter) mainly due to a better performance of revenues in the fixed business. The strong effort to transform the business continued to yield significant efficiency improvements, with OIBDA margin standing at 50.2% in the third quarter (+3.2 percentage points year-on-year organic).

•	In Brazil, Telefónica increased its leadership in high value segments thanks to the continuous focus to deliver outstanding service quality. Thus, net contract additions in the quarter totalled 1.5 million accesses, a new record for the Company, which captured 64.5% of the market’s growth. Operating performance in the fixed business continued to improve, accelerating the capture of traditional fixed, broadband and pay TV customers. The general increase in commercial activity, focused on high value customers, and higher network expenses reduced the margin in the quarter to 28.9%. Revenues in the first nine months of 2013 totalled 9,275 million euros, up 4.1% year-on-year in local currency, excluding the negative impact of regulation.

Comments from César Alierta, Executive Chairman:

“During the third quarter of 2013 Telefónica has achieved a further progress in the execution of its transformation strategy, which is starting to become visible in the improved performance of both operational and financial metrics, strengthening our growth potential and enabling us to meet, one quarter in advance, the major full-year targets established for 2013.

On the operating front there are clear signs of recovery. Thus, organic revenue year-on-year growth accelerated again in the quarter to the highest level for the last twelve quarters. This revenue improvement is underpinned by the increase of high-value customers, making it more sustainable and making the relative stability of the OIBDA margin more remarkable. These progresses are offset to some extent by the negative impact of currency volatility and changes in the perimeter of consolidation in the period. It is worth highlighting, however, that operating cash flow before spectrum payments remained stable in the first nine months of 2013 in organic terms.

There were also clear signs of the progress achieved in regaining our financial flexibility, with net debt standing at 46 billion euros at the end of the third quarter and the debt ratio at 2.30 times. If specific transactions announced and not included in the quarter are taken into account, net debt would be even lower at 45 billion euros, representing a reduction of almost 14 billion euros since June 2012 when the recovery of financial stability was established as a strategic priority.

With regard to the Company’s growth potential, the portfolio management transactions carried out should be underlined, including the recently announced disposal of Czech Republic, as they boost rather than hamper the group’s growth profile, by strengthening our position in certain key markets, whilst at the same time assets with lower growth capacity are monetised.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September	% Chg		July - September	% Chg
	2013	Reported	Organic	2013	Reported	Organic
Revenues	42,626	(8.4)	0.4	14,063	(9.5)	2.1
Telefónica Latinoamérica	21,783	(3.5)	9.4	7,101	(6.8)	10.9
Telefónica Europe	20,100	(10.7)	(8.8)	6,708	(9.8)	(7.1)
Other companies & eliminations	742	(47.8)		254	(47.7)
OIBDA	14,100	(10.7)	(0.4)	4,678	(12.6)	(0.3)
Telefónica Latinoamérica	6,890	(12.8)	5.0	2,244	(16.7)	4.8
Telefónica Europe	7,369	(7.1)	(4.8)	2,505	(9.2)	(5.4)
Other companies & eliminations	(159)	c.s.		(71)	c.s.
OIBDA margin	33.1%	(0.8 p.p. )	(0.2 p.p. )	33.3%	(1.2 p.p. )	(0.8 p.p. )
Telefónica Latinoamérica	31.6%	(3.4 p.p. )	(1.3 p.p. )	31.6%	(3.8 p.p. )	(1.9 p.p. )
Telefónica Europe	36.7%	1.4 p.p.	1.6 p.p.	37.3%	0.3 p.p.	0.7 p.p.
Operating Income (OI)	6,686	(16.5)	(2.8)	2,370	(12.5)	2.1
Telefónica Latinoamérica	3,330	(19.5)	5.1	1,194	(15.0)	12.8
Telefónica Europe	3,705	(11.1)	(8.7)	1,311	(12.0)	(8.8)
Other companies & eliminations	(349)	18.7		(136)	(26.8)
Net income	3,145	(9.0)		1,089	(21.1)
Basic earnings per share (euros)	0.70	(9.2)		0.24	(22.0)
CapEx	6,019	5.6	(0.0)	2,116	3.7	13.6
Telefónica Latinoamérica	3,073	2.9	17.0	1,357	26.1	43.8
Telefónica Europe	2,804	16.8	(14.5)	690	(17.7)	(16.2)
Other companies & eliminations	142	(54.7)		69	(45.5)
OpCF (OIBDA-CapEx)	8,080	(19.9)	(0.6)	2,562	(22.6)	(8.3)
Telefónica Latinoamérica	3,817	(22.4)	(2.1)	887	(45.2)	(19.7)
Telefónica Europe	4,565	(17.5)	(0.6)	1,816	(5.5)	(0.6)
Other companies & eliminations	(301)	(18.6)		(141)	(38.8)

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.
•	OIBDA margin calculated as OIBDA over revenues.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
•	Other companies & eliminations include the results of Atento in the first nine months of 2012.
•	CapEx includes 997 million euros from the spectrum acquired in January-September 2013 (163 million euros in the third quarter): 69 million euros in Spain (4 million euros in the third quarter), 716 million euros in United Kingdom, 189 million euros in Brazil (161 million euros in the third quarter) and 23 million euros in Uruguay. In January-September 2012 it includes 38 million euros (32 million euros in the third quarter): 1 million euros in Ireland, 5 million euros in Nicaragua and 32 million euros in Venezuela (in the third quarter).
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.
•	Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2013 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 8th, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer